SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.)

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Consolidated Graphics, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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[Consolidated Graphics Logo]

June 28, 2002

Dear Shareholder:

You are cordially invited to attend the annual meeting of shareholders to be held at the Inter-Continental Houston, 2222 W. Loop South, Houston, Texas 77027, on Wednesday, July 24, 2002 at 5:00 p.m., Central Daylight Time. For those of you who cannot be present at this annual meeting, we urge that you participate by indicating your choices on the enclosed proxy and completing and returning it at your earliest convenience. If you sign and return your proxy card without specifying your choices, it will be understood you wish to have your shares voted in accordance with the Board of Directors' recommendations.

This booklet includes the Notice of Annual Meeting of Shareholders and the Proxy Statement, which contains details of the business to be conducted at the annual meeting. The Company's Annual Report to Shareholders, which is not part of the Proxy Statement, is also enclosed and provides additional information regarding the financial results of the Company for the fiscal year ended March 31, 2002.

It is important that your shares are represented at the meeting, whether or not you are able to attend personally. Accordingly, please sign, date and mail promptly the enclosed proxy in the envelope provided.

On behalf of the Board of Directors, thank you for your cooperation and continued support.

Joe R. Davis
Chairman of the Board and
Chief Executive Officer

Consolidated Graphics, Inc.
5858 Westheimer, Suite 200
Houston, Texas 77057
(713) 787-0977

TABLE OF CONTENTS

VOTING THE PROXY CARD

Please complete, sign, date and return the accompanying proxy card promptly in the enclosed addressed envelope. Postage need not be affixed to the envelope if mailed in the United States.

The immediate return of your proxy card will be of great assistance in preparing for the annual meeting and is therefore urgently requested, even if you plan to attend the annual meeting. If you attend the annual meeting and make arrangements to vote in person, your proxy card will not be used.

IF YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON

The annual meeting will be held at 5:00 p.m. Central Daylight Time on Wednesday, July 24, 2002 at the Inter-Continental Houston, 2222 W. Loop South, Houston, Texas 77027. Signs will direct you to the conference room where the annual meeting will be held.

If your shares are not registered in your own name and you plan to attend the annual meeting and vote your shares in person, you should contact your broker or agent in whose name your shares are registered to obtain a broker's proxy and bring it to the annual meeting in order to vote.

[Consolidated Graphics Logo]

Consolidated Graphics, Inc.

5858 Westheimer, Suite 200
Houston, Texas 77057

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Wednesday, July 24, 2002
5:00 p.m. Central Daylight Time

To the Shareholders:

The annual meeting of shareholders of Consolidated Graphics, Inc. (the ''Company'') will be held at the Inter-Continental Houston, 2222 W. Loop South, Houston, Texas 77027, on Wednesday, July 24, 2002 at 5:00 p.m., Central Daylight Time, for the following purposes:

1. To elect three Class III directors to serve on the Company's Board of Directors for terms of three years or until their successors are elected and qualified.
2. To adopt the Third Amendment to the Consolidated Graphics, Inc. Long-Term Incentive Plan (the ''Incentive Plan'') and the related reservation of an additional 600,000 shares of Common Stock to be available for issuance as provided for under the Incentive Plan (representing 4.5% of total shares outstanding as of the record date).
3. To transact such other business as may properly come before the meeting or any adjournments thereof.

Only shareholders of record as of the close of business on June 10, 2002 are entitled to receive notice of, and to vote at, the meeting and any adjournments thereof. A list of such shareholders shall be open to the examination of any shareholder of record during ordinary business hours, for a period of ten days prior to the meeting, at the principal executive offices of the Company, 5858 Westheimer, Suite 200, Houston, Texas 77057, and shall also be open to examination at the annual meeting and any adjournments thereof.

By Order of the Board of Directors

G. Christopher Colville
Secretary

Houston, Texas
June 28, 2002

IT IS IMPORTANT THAT YOUR STOCK BE REPRESENTED AT THE MEETING REGARDLESS OF THE NUMBER OF SHARES YOU HOLD. PLEASE COMPLETE, SIGN AND MAIL THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE EVEN IF YOU INTEND TO BE PRESENT AT THE MEETING. RETURNING THE PROXY WILL NOT LIMIT YOUR RIGHT TO VOTE IN PERSON OR TO ATTEND THE ANNUAL MEETING, BUT WILL ENSURE YOUR REPRESENTATION IF YOU CANNOT ATTEND. IF YOU HAVE SHARES IN MORE THAN ONE NAME, OR IF YOUR STOCK IS REGISTERED IN MORE THAN ONE WAY, YOU MAY RECEIVE MORE THAN ONE COPY OF THE PROXY MATERIAL. IF SO, SIGN AND RETURN EACH OF THE PROXY CARDS YOU RECEIVE SO THAT ALL OF YOUR SHARES MAY BE VOTED. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS USE.

[Consolidated Graphics Logo]

Consolidated Graphics, Inc.

5858 Westheimer, Suite 200
Houston, Texas 77057

PROXY STATEMENT

INTRODUCTION

The accompanying proxy is solicited by and on behalf of the Board of Directors of Consolidated Graphics, Inc., a Texas corporation (the ''Company''), for use only at the annual meeting of shareholders (the ''Annual Meeting'') to be held at the Inter-Continental Houston, 2222 W. Loop South, Houston, Texas 77027, on Wednesday, July 24, 2002 at 5:00 p.m., Central Daylight Time, and at any adjournments thereof. The approximate date on which this Proxy Statement and accompanying proxy will first be given or sent to shareholders is June 28, 2002.

Each proxy executed and returned by a shareholder may be revoked at any time before it is voted at the Annual Meeting by filing a written instrument revoking it with the Secretary at the Company's executive offices, by execution and return of a later-dated proxy, or by appearing at the Annual Meeting and making arrangements to vote in person. The executive offices of the Company are located at 5858 Westheimer, Suite 200, Houston, Texas 77057.

ACTION TO BE TAKEN UNDER PROXY

Proxies in the accompanying form will be voted in accordance with the specifications made thereon and, where no specifications are given, such proxies will be voted (i) FOR the election of the three nominees named herein to serve as Class III directors and if one or more of such nominees should become unavailable for election for any reason, then FOR the election of any substitute nominee that the Board of Directors of the Company may propose, and (ii) FOR the adoption of the Third Amendment to the Consolidated Graphics, Inc. Long-Term Incentive Plan (the ''Incentive Plan'') and the related reservation of an additional 600,000 shares of the Company's Common Stock (the ''Common Stock'') to be available for issuance as provided for under the Incentive Plan.

In the discretion of the proxy holders, the proxies will also be voted FOR or AGAINST such other matters as may properly come before the Annual Meeting. Management of the Company did not receive any shareholder proposal for inclusion in this proxy or presentation at the Annual Meeting by the dates prescribed for such inclusion or presentation and is not aware of any other matters to be presented for action at the Annual Meeting.

RECORD DATE AND VOTING SECURITIES

The Board of Directors has fixed the close of business on June 10, 2002 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the Annual Meeting and any adjournments thereof. The issued and outstanding stock of the Company on June 10, 2002 consisted of 13,212,428 shares of Common Stock, each of which is entitled to one vote. Under the Company's Restated By-Laws, as amended to date, as well as the Texas Business Corporation Act, the holders of a majority of the total issued and outstanding shares of Common Stock, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting.

If there are insufficient shares present in person or represented by proxy at the Annual Meeting to constitute a quorum, the Annual Meeting may be adjourned until such time and place as determined by a vote of the holders of a majority of the shares present in person or represented by proxy at the Annual Meeting to permit further solicitation of proxies by the Company. Proxies given pursuant to this solicitation and not revoked will be voted at any postponement or adjournment of the Annual Meeting in the manner set forth above.

The affirmative vote of a majority of the shares represented in person or by proxy at such meeting at which a quorum is present is required for the election of directors, approval of the proposed amendment to the Incentive Plan and the related reservation of additional shares of Common Stock. Abstentions and ''broker nonvotes'' (i.e., shares held by a broker or nominee as to which instructions have not been received from the beneficial owners or persons entitled to vote) will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. In determining the results of voting on the election of directors, abstentions and broker nonvotes will have the same effect as a vote against the nominated director or the proposed amendment as applicable, because approval of that director or the proposed amendment, respectively, requires the affirmative vote of a majority of the shares represented in person or by proxy at such meeting at which a quorum is present and against the proposed amendment to the Incentive Plan since approval of that amendment requires approval by a majority of the shares of Common Stock represented in person or by proxy and entitled to vote at the meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the Company's knowledge, the following table sets forth as of June 10, 2002, information with respect to beneficial ownership of shares of Common Stock by (i) the executive officers of the Company, (ii) each of the directors and nominees, (iii) all persons known to the Company to be the beneficial owners of 5% or more thereof and (iv) all executive officers and directors as a group. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

	Amount of Beneficial Ownership(1)	
Name of Beneficial Owner	**Number of Shares(2)**	**Percentage of Class(3)**
Joe R. Davis(4)	1,734,500	12.9%
Dimensional Fund Advisors(5)	924,500	6.9%
Barclays Global Investors(6)	729,809	5.4%
Hugh N. West, M.D.	170,000	1.3%
James H. Limmer	107,500	*
Charles F. White	95,000	*
Brady F. Carruth	52,555	*
Gary L. Forbes	34,547	*
Clarence C. Comer	36,100	*
Larry J. Alexander	3,589	*
G. Christopher Colville	—	*
All directors and executive officers as a group(9)	2,233,791	16.6%

* Less than 1%.

(1) In accordance with Securities and Exchange Commission (''SEC'') regulations, shares are deemed to be ''beneficially owned'' by a person if such person directly or indirectly has or shares the power to vote or dispose of the shares, regardless of whether such person has any economic interest in

the shares. In addition, a person is deemed to own beneficially any shares of which such person has the right to acquire beneficial ownership within 60 days, including upon exercise of a stock option or conversion of a convertible security.

(2) Shares shown do not include shares held through the Company's 401(k) plan. The shares beneficially owned include options to purchase shares of Common Stock exercisable within 60 days of June 10, 2002, as follows: Mr. Davis, 180,000 shares and Mr. White, 85,000 shares.

(3) The percentage of Common Stock owned by each person has been calculated using the 13,212,428 shares outstanding at June 10, 2002, plus any shares issuable upon exercise of options owned by such person exercisable within 60 days and deemed to be outstanding pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the ''Exchange Act'').

(4) The address of Mr. Davis is 5858 Westheimer, Suite 200, Houston, Texas 77057.

(5) Based on a Schedule 13G/A showing ownership as of December 31, 2001, filed with the SEC on February 12, 2002. The Schedule 13G/A indicates that Dimensional Fund Advisors, Inc. had sole voting power with respect to 924,500 shares of Common Stock. The address of Dimensional Fund Advisors, Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(6) Based on a Schedule 13G showing ownership as of December 31, 2001, filed with the SEC on February 11, 2002. The Schedule 13G indicates that Barclays Global Investors, N.A. had sole voting power with respect to 631,106 shares of Common Stock and Barclays Global Fund Advisors had sole voting power with respect to 98,703 shares of Common Stock. The address of Barclays Global Investors, N.A. is 45 Fremont St., 17th Floor, San Francisco, California 94105.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file with the SEC and The New York Stock Exchange initial reports of ownership and reports of changes in ownership of Common Stock. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all such forms they file. Based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, the Company believes that all of its directors and executive officers during fiscal 2002 complied on a timely basis with all applicable filing requirements under Section 16(a) of the Exchange Act.

ELECTION OF CLASS III DIRECTORS

Unless contrary instructions are set forth in the proxy card, it is intended that the persons named in the proxy will vote all shares of Common Stock represented by the proxy for the election of the persons listed below as nominees as the three Class III directors, each of whom is presently a member of the Board of Directors of the Company. The three directors elected at the Annual Meeting will each serve for a term expiring on the date of the annual meeting in 2005 or until his successor has been elected and qualified or his earlier resignation or removal. Pursuant to the Company's Restated Articles of Incorporation, as amended to date, and the Company's Restated By-Laws, as amended to date, the Board of Directors of the Company is comprised of seven directors. The Board of Directors currently consists of Larry J. Alexander, Brady F. Carruth, Clarence C. Comer, Gary L. Forbes, James H. Limmer, Hugh N. West, M.D. and Joe R. Davis, and is divided into three classes with Messrs. Alexander and Carruth constituting the Class I directors, Messrs. Comer and Forbes constituting the Class II directors and Messrs. Limmer and Davis and Dr. West constituting the Class III directors. One class of directors is elected at each annual meeting of the Company's shareholders for a term of three years. The term of the Class III directors expires at the Annual

Meeting. The terms of the other two classes of directors expire at the 2003 annual meeting (Class I directors) and the 2004 annual meeting (Class II directors). The Restated Articles of Incorporation of the Company, as amended to date, do not permit cumulative voting. The vote of a majority of the shares of Common Stock held by holders of shares of Common Stock, present in person or represented by proxy at a meeting at which a quorum is present, is required to elect directors.

The Board of Directors has appointed a Nominating Committee to evaluate candidates and recommend nominees for election to the Company's Board of Directors at each annual meeting. The Nominating Committee determined that the election of Messrs. Limmer and Davis and Dr. West as the Class III directors of the Company is in the best interest of the Company and its shareholders and the Board of Directors confirmed the recommendation of the Nominating Committee. **THE BOARD OF DIRECTORS THEREFORE RECOMMENDS A VOTE FOR ALL OF THE NOMINEES, AND PROXIES THAT ARE RETURNED BUT NOT MARKED TO THE CONTRARY WILL BE SO VOTED.**. Should the candidacy of Messrs. Limmer and Davis and Dr. West for any reason be withdrawn or any such nominee become unavailable for election, the Board of Directors of the Company may designate another nominee, in which case the persons acting under the duly executed proxies will vote for the election of the replacement nominee. Management is currently unaware of any circumstances likely to render any nominee unavailable for election. A shareholder may, in the manner set forth in the enclosed proxy card, instruct the proxy holder not to vote that shareholder's shares for one or more of the named nominees.

The following sets forth information concerning each of the nominees for election to the Board of Directors and each continuing member of the Board of Directors including the name, age, principal occupation or employment during at least the past five years and the period during which such person has served as a director of the Company.

Nominees For Election As Class III Directors

The following information is furnished regarding the nominees for election as the Class III directors by the holders of Common Stock.

Joe R. Davis has been the Chief Executive Officer and Chairman of the Board of the Company since he founded it in 1985. Mr. Davis also served as President of the Company until July 25, 2000. Mr. Davis serves on the Executive Committee and is 59 years of age.

James H. Limmer has been a partner with the law firm of Tekell, Book, Matthews & Limmer, L.L.P., in Houston, Texas, which specializes in all phases of insurance defense, since July 1973. Mr. Limmer has been a director of the Company since 1985 and serves on the Compensation Committee and the Nominating Committee. Mr. Limmer is 60 years of age.

Hugh N. West, M.D., was in private practice in Houston, Texas in the field of diagnostic radiology until his retirement in 1996. Dr. West has been a director of the Company since 1985 and serves on the Compensation Committee. Dr. West is 56 years of age.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE REELECTION OF MESSRS. DAVIS AND LIMMER AND DR. WEST AS THE CLASS III DIRECTORS OF THE COMPANY.

Continuing Class I Directors

The following information is furnished regarding the Class I directors (who will continue to serve on the Board of Directors until the 2003 annual meeting of shareholders or until their respective successors are elected and qualified).

Larry J. Alexander retired from the San Antonio Spurs Professional Basketball Team in May 1996, where he had been the Vice President—Administration and Communications since August 1994. Prior to joining the Spurs, he spent 27 years with SBC, Inc., a telecommunications company, where he had various responsibilities in advertising and corporate communications, most recently as Senior Vice President—External Affairs. Mr. Alexander has been a director of the Company since May 1995 and is 60 years of age.

Brady F. Carruth has been President of Gulf Coast Capital Corporation, a commercial landscaping business, since 1987. Mr. Carruth has been a director of the Company since 1985 and serves on the Audit Committee and the Nominating Committee. Mr. Carruth is 44 years of age.

Continuing Class II Directors

The following information is furnished regarding the Class II directors (who will continue to serve on the Board of Directors until the 2004 annual meeting of shareholders or until their respective successors are elected and qualified).

Clarence C. Comer has served as President and Chief Executive Officer of Cemex, Inc., a U.S. subsidiary of Cemex, S.A., since November 2000. He also served as President and Chief Executive Officer of Southdown, Inc., a cement and ready-mix concrete producer, from February 1987 until it was acquired by Cemex, S.A. in November 2000. Mr. Comer has been a director of the Company since 1993 and serves on the Audit Committee. Mr. Comer is 54 years of age.

Gary L. Forbes has been a Vice President of Equus II Incorporated, a public investment company, since 1991. Mr. Forbes currently serves on the board of directors of NCI Building Systems, Inc., a manufacturer of prefabricated metal buildings. Mr. Forbes is a certified public accountant and has been a director of the Company since 1993. He serves on the Audit Committee, the Compensation Committee and the Executive Committee and is 58 years of age.

BOARD OF DIRECTOR COMMITTEES AND MEETINGS

During the fiscal year ended March 31, 2002, the Board of Directors held meetings and/or acted by unanimous consent five times. Each of the directors attended at least 75% of the meetings of the Board of Directors and of each committee on which he served.

The Board has established an Executive Committee, an Audit Committee, a Compensation Committee and a Nominating Committee. The Executive Committee reviews and develops strategies and policies of the Company and recommends changes thereto and approves certain transactions of the Company pursuant to authority delegated by the Board of Directors. The Executive Committee consists of Messrs. Davis and Forbes. During the fiscal year ended March 31, 2002, the Executive Committee held meetings and/or acted by unanimous consent three times.

The Audit Committee's functions include recommending to the Board of Directors the engagement of the Company's independent public accountants, reviewing with such accountants the plans for and the scope and results of their auditing engagement and certain other matters, including the independence of such accountants. The Audit Committee consists of Messrs. Carruth, Comer and Forbes, each of whom is an independent director. During the fiscal year ended March 31, 2002, the Audit Committee held meetings and/or acted by unanimous consent four times. During fiscal 2001, the Board of Directors of the Company adopted an Audit Committee Charter and, as required by Commission regulations will file its charter once every three years. A copy of the Audit Committee Charter was filed as an appendix to the Proxy Statement for 2001. The current members of the Audit Committee are ''independent'' as that term is defined by Sections 303.01(B)(2)(a) and (3) of the New York Stock Exchange's listing standards.

The Compensation Committee determines the compensation of directors, executive officers and key employees and is composed solely of independent directors. The Compensation Committee consists of Messrs. Forbes and Limmer and Dr. West. It also administers the Incentive Plan. During the fiscal year ended March 31, 2002, the Compensation Committee held meetings and/or acted by unanimous consent nine times.

The Nominating Committee evaluates candidates and recommends nominees for election to the Company's Board of Directors at each annual meeting. The Nominating Committee consists of Messrs. Limmer and Carruth. The Nominating Committee held meetings and/or acted by unanimous consent one time to designate the nominees for the Class III directors to be elected at the Annual Meeting. The Nominating Committee will give appropriate consideration to qualified persons recommended by shareholders for nomination to the Board of Directors in future years provided that such recommendation is timely made and is accompanied by information sufficient to enable the Nominating Committee to evaluate the qualifications of the nominee.

AUDIT COMMITTEE REPORT

The Audit Committee has (1) reviewed the Company's audited financial statements for fiscal 2002 and discussed them with Management, (2) discussed with the Company's independent auditors the matters required to be discussed by Statement of Auditing Standard No. 61, as amended, (3) received written disclosures and a letter from the Company's independent accountants required by Independence Standards Board Statement No. 1, as amended, and (4) discussed the independence of the Company's accountants with the accountants. Based on the foregoing discussions, the Audit Committee recommended to the Company's Board of Directors that the Company's audited financial statements be included in its annual report on Form 10-K for the year ended March 31, 2002.

The Audit Committee: Brady F. Carruth Clarence C. Comer Gary L. Forbes

EXECUTIVE COMPENSATION

Summary Compensation Table. The following table sets forth certain information regarding the compensation earned by or awarded to the Chief Executive Officer (''CEO'') and other executive officers of the Company for each of the three fiscal years ended March 31, 2002, 2001 and 2000.

Summary Compensation Table

Name and Principal Position	Annual Compensation			Long-Term Compensation Awards
	Year	Salary	Bonus	Shares Underlying Options
Joe R. Davis	2002	$400,000	—	50,000
Chairman of the Board and Chief Executive	2001	346,710	—	300,000
Officer(1)	2000	232,000	—	—
Charles F. White	2002	$350,000	$175,000	25,000
President and Chief Operating Officer(2)	2001	241,667		200,000
G. Christopher Colville	2002	$ 20,883	—	200,000
Executive Vice President, Chief Financial and	2001	158,617	—	—
Accounting Officer And Secretary(3)	2000	250,000	—	—
Wayne M. Rose	2002	$220,000	—	—
Executive Vice President, Chief Financial and	2001	56,364	—	75,000
Accounting Officer And Secretary(4)				

(1) Mr. Davis has served as Chairman of the Board and Chief Executive Officer of the Company since its inception and also served as President of the Company until July 25, 2000.

(2) Mr. White was appointed as President and Chief Operating Officer of the Company effective July 25, 2000. In accordance with Mr. White's employment agreement with the Company (see ''Employment and Change in Control Agreements''), Mr. White's bonus compensation is determined annually by reference to the anniversary date of his employment; accordingly, the 2002 bonus reflected above is for the employment year ended July 25, 2001. In June 2002, Mr. White resigned all positions held with the Company effective July 31, 2002.

(3) Mr. Colville rejoined the Company on March 1, 2002 as Executive Vice President, Chief Financial and Accounting Officer and Secretary. Mr. Colville had previously been employed by the Company from September 1994 to September 2000.

(4) Mr. Rose's employment was terminated in February 2002.

Options Granted in Fiscal 2002. The following table shows, for the fiscal year ended March 31, 2002, all grants of options to acquire shares of Common Stock granted to the executive officers named in the Summary Compensation Table above under the Incentive Plan, except for Wayne M. Rose who was not granted any options during such period.

Options Granted
in Fiscal Year Ended March 31, 2002

Name of Officer	Number of Securities Underlying Options Granted(1)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/share)(2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)	
					5%	10%
Joe R. Davis	50,000	10.8%	$19.10	July 26, 2011	$ 600,594	$1,522,024
Charles F. White	25,000	5.4%	19.10	July 26, 2011	300,297	761,012
G. Christopher Colville	200,000	43.4%	18.62	March 1, 2012	2,342,004	5,935,097

(1) One-fifth of the options granted become exercisable at each of the first, second, third, fourth and fifth anniversary of the date of grant.

(2) The exercise price per share for all options granted is equal to the market price of the underlying Common Stock as of the date of grant.

(3) The potential realizable value through the expiration date of options has been determined on the basis of the per share market price at the time the options were granted, compounded annually over the life of the option, net of the exercise price. These values have been determined based upon assumed rates of appreciation and are not intended to forecast the possible future appreciation, if any, of the price or value of the Common Stock.

Stock Options Exercised and Year-End Values Table. The following table shows, as to the executive officers named in the Summary Compensation Table, information with respect to stock options exercised during the fiscal year ended March 31, 2002 and the unexercised options to purchase Common Stock granted under the Incentive Plan and held as of March 31, 2002.

Options Exercised in Fiscal 2002
and Value of Options at March 31, 2002

Name of Officer	Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options Held at March 31, 2002		Value of Unexercised In-the-Money Options at March 31, 2002(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Joe R. Davis	—	—	97,500	502,500	$507,750	$2,071,000
Charles F. White	—	—	40,000	185,000	338,500	1,374,000
Wayne M. Rose	15,000	$99,178	—	—	—	—
G. Christopher Colville	—	—	—	200,000	—	256,000

(1) Options are ''in-the-money'' if the closing market price of the Common Stock exceeds the exercise price of the options. The value of unexercised options represents the difference between the exercise price of such options and the closing market price of the Common Stock on March 31, 2002, which was $19.90.

INCENTIVE PLAN

Existing Long-Term Incentive Plan

In March 1994, the Board of Directors and the shareholders of the Company approved the adoption of the Incentive Plan. Pursuant to the Incentive Plan, as subsequently amended, employees of the Company and directors who are not serving on the Compensation Committee are eligible to receive awards consisting of stock options, stock appreciation rights (''SARS''), restricted or nonrestricted stock, cash or any combination of the foregoing. To date, long-term incentive compensation has been awarded only in the form of stock options. Stock options granted pursuant to the Incentive Plan may either be incentive stock options within the meaning and subject to the provisions of Section 422 of the Internal Revenue Code of 1986, as amended (the ''Code''), or nonqualified stock options. An aggregate of 2,404,895 shares of Common Stock were reserved for issuance pursuant to the Incentive Plan as of March 31, 2002. Awards covering 1,960,801 of these shares were outstanding at March 31, 2002, with 444,094 being available for future awards. As discussed below, the Board of Directors has approved a proposed amendment to the Incentive Plan to increase the number of shares that can be issued pursuant to the Incentive Plan by 600,000 and to reserve such number of shares of Common Stock for such issuances, subject to approval by the shareholders of the Company.

The Compensation Committee administers the Incentive Plan and is authorized by the Board of Directors to (i) determine the type or types of awards made to each participant and the terms, conditions and limitations applicable to each award, such as exercise price, vesting period, expiration date and other material conditions, (ii) interpret the Incentive Plan, (iii) grant waivers of restrictions thereunder and (iv) adopt such rules and regulations as it may deem necessary or appropriate in keeping with the objectives of the Incentive Plan; however, the provisions of Section 422 of the Code govern the issuance of incentive stock options and may not be overridden by the actions of the Compensation Committee.

Options are rights to purchase a specified number of shares of Common Stock with cash or other shares of Common Stock owned by the optionee or both. Options are exercisable at such time and upon such terms as are determined by the Compensation Committee and, in the case of incentive stock options, in accordance with the provisions of Section 422 of the Code. SARs are rights to receive, without payment to the Company, cash or shares of Common Stock or both in lieu of the purchase of shares of Common Stock under the related stock options to which the SARs are attached. A restricted stock award is an award of shares of Common Stock that may be subject to a restriction against transfer during a period set by the Compensation Committee. During such period, the participant generally has the right to vote and receive dividends on the shares covered by the restricted stock awards.

Awards under the Incentive Plan are subject to adjustment in the event of a stock dividend, stock split, recapitalization or combination of the Common Stock. In the event of certain mergers, consolidations, plans of exchange or other reorganizations of the Company, outstanding awards under the Incentive Plan are subject to adjustment to reflect the terms of such transaction.

Awards under the Incentive Plan are not transferable except by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order. The Incentive Plan allows for the satisfaction of a participant's tax withholding in respect of an award by the withholding of cash or shares of Common Stock issuable pursuant to the award or the delivery by the participant of previously owned shares of Common Stock, in either case valued at the fair market value thereof.

The Incentive Plan may be amended by the Board of Directors, except that no amendment may be made without shareholder approval to the extent such approval is then required pursuant to Rule 16b-3 of the Exchange Act, in order to preserve the applicability of any exemption provided by such rule to any award then outstanding (unless the holder of such award consents) or to the extent shareholder approval is otherwise required, and no amendment that adversely affects any right of a participant with respect to any award previously granted may be made without the consent of the participant.

Proposed Plan Amendment

On June 10, 2002, the Board of Directors approved a proposed amendment to the Incentive Plan to increase the number of shares that can be issued pursuant to the Incentive Plan by 600,000 (''Plan Amendment'') and to reserve such number of shares of Common Stock for such issuances, subject to approval by the shareholders of the Company. The proposed Plan Amendment will permit additional awards to be granted to encourage the acquisition of Common Stock by employees and non-employee directors and to strengthen the Company's ability to attract, motivate and retain employees and non-employee directors with appropriate experience and ability. Awards would be granted to enhance the recruitment and retention of highly qualified employees and non-employee directors and to strengthen the commonality of interest among employees, directors and shareholders.

The Board believes that the proposed Plan Amendment is in the best interest of the Company and its shareholders. **THE BOARD THEREFORE RECOMMENDS A VOTE FOR THE PROPOSED PLAN AMENDMENT AND RELATED RESERVATION OF SHARES OF COMMON STOCK FOR ISSUANCE PURSUANT THERETO, AND PROXIES THAT ARE RETURNED BUT NOT MARKED TO THE CONTRARY WILL BE SO VOTED.** The affirmative vote of the holders of a majority of the outstanding shares of Common Stock present, in person or by proxy, and entitled to vote at the meeting is required to approve the proposed Plan Amendment.

The amount of future awards to be granted to current or future directors, officers or employees has not yet been decided and cannot be determined at this time, except for awards to be granted to certain executive officers of the Company pursuant to their employment agreements (see ''Employment and Change in Control Agreements''). Actual awards will depend upon a number of factors, including an individual's potential contribution to the business, compensation practices at the time, retention issues and the Company's stock price. We believe that, had the proposed Plan Amendment been in effect during fiscal 2002, the amount of awards granted under the Plan would not have been materially different.

Certain Tax Consequences

Options granted under the Incentive Plan may constitute either incentive stock options within the meaning of Section 422 of the Code or nonqualified options. In certain instances, the tax treatment under the Code of stock options qualifying as incentive stock options is more favorable to employees than the tax treatment accorded nonqualified options. Generally, upon the exercise of an incentive stock option, the optionee will recognize no income for federal income tax purposes. The difference between the exercise price of the incentive stock option and the fair market value of the Common Stock at the time of exercise is, however, an adjustment to alternative minimum taxable income that may require payment of an alternative minimum tax. On the sale of the shares acquired by exercise of an incentive stock option (assuming that the sale does not occur within two years from the date of grant of the option or within one year from the date of exercise), any gain will be taxed to the optionee as capital gain. The Company will not be entitled to a tax deduction upon the grant or exercise of an incentive stock option, except to the extent an optionee recognizes ordinary income as a result of the disposition of the shares prior to the expiration of the required holding period.

Upon the exercise of a nonqualified option, the optionee generally recognizes taxable income (subject to withholding) in an amount equal to the difference between the fair market value on the date of exercise of the Common Stock purchased and the exercise price. Upon any sale of shares acquired upon exercise of a nonqualified option, any difference between the sales price and the fair market value of the shares on the date of exercise of the nonqualified option will be treated generally as capital gain or loss. Upon the exercise of a nonqualified option, the Company is entitled to a deduction for federal income tax purposes in an amount equal to the income recognized by the optionee.

The grant of a SAR will produce no U.S. federal tax consequences for the participant or the Company. Generally, provided that the tax withholding requirements are met. the exercise of a SAR results in taxable income to the participant in an amount equal to the value of the consideration received, and a corresponding tax deduction to the Company.

A participant under the Incentive Plan who has been granted an award of restricted shares of Common Stock will not realize taxable income at the time of the grant, and the Company will not be entitled to a tax deduction at the time of the grant, unless the participant makes an election to be taxed at that time. When the restrictions lapse, the participant will recognize taxable income in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. The Company will be entitled to a corresponding tax deduction. Any dividends paid to the participant during the restriction period will be compensation income to the participant and deductible as such by the Company. The holder of a restricted stock award may elect to be taxed at the time of the grant of the restricted stock award on the market value of the shares, in which case (i) the Company will be entitled to a deduction at the same time and in the same amount, (ii) any dividends paid to the participant during the restriction period will be taxable as dividends to him and not deductible by the Company and (iii) there will be no further federal income tax consequences when the restrictions lapse.

EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

Effective as of July 25, 2000, Mr. Davis has entered into an Employment Agreement with the Company to serve as the Chief Executive Officer of the Company and Mr. White has entered into an Employment Agreement with the Company to serve as the President and Chief Operating Officer of the Company, each for a period of five years. Effective as of March 1, 2002, Mr. Colville has entered into an Employment Agreement with the Company to serve as the Executive Vice President, Chief Financial and Accounting Officer and Secretary of the Company, for a period of five years. Under the terms of his agreement, Mr. Davis was granted an option to purchase up to 300,000 shares of Common Stock, and is entitled to receive an annual salary of $400,000 for each year during the term thereof and to be granted an option to purchase up to 50,000 shares of Common Stock on each anniversary date thereof. Under the terms of Mr. White’s agreement, he was granted an option to purchase up to 200,000 shares of Common Stock, and is entitled to receive an annual salary of $350,000 for each year during the term thereof and to be granted an option to purchase up to 25,000 shares of Common Stock on each anniversary date thereof. Under the terms of his agreement, Mr. Colville was granted an option to purchase up to 200,000 shares of Common Stock, and is entitled to receive an annual salary of $250,000 for each year during the term thereof and to be granted an option to purchase up to 25,000 shares of Common Stock on each anniversary date thereof. In addition to annual salary, Messrs. Davis, White and Colville are eligible for an annual discretionary bonus under the terms of their respective agreements. The Company has also entered into Change in Control Agreements with Messrs. Davis, White and Colville. Messrs. Davis’ and White’s Change in Control Agreements were effective as of July 25, 2000, and Mr. Colville’s was effective as of March 1, 2002. Under the terms of their respective agreements, if at any time during the two-year period following a change in control of the Company any of the above named officers is terminated without cause or resigns under certain circumstances, then such terminated or resigning officer would be entitled to receive a lump sum payment equal to three times, in the case of Mr. Davis, or two times, in the case of Messrs. White and Colville, the sum of his highest annual salary plus his highest bonus received prior to such time, and would continue to receive any employee welfare benefits he was receiving prior to such time for the remaining portion of the two-year period following a change in control. Additionally, any unvested stock options held by such terminated or resigning officer would become fully vested and exercisable and any restrictions on any restricted securities held by such terminated or resigning officer would be removed at the time of such termination or resignation.

DIRECTOR COMPENSATION

Each director who is not an employee of the Company is paid $250 for each meeting attended and each action taken by unanimous consent of the Board of Directors or committees thereof. Directors are also reimbursed for any expenses incurred in attending such meetings. Directors who are not members of the Compensation Committee are eligible to receive grants under the Incentive Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2002, no member of the Compensation Committee was or formerly had been an officer or employee of the Company or any of its subsidiaries. Also, during the year, no executive officer of the Company served as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on the Board of Directors.

REPORT OF COMPENSATION COMMITTEE

The Compensation Committee reviews compensation of directors and executive officers and also administers the Incentive Plan. The Compensation Committee consists entirely of non-employee directors.

At current compensation levels, the Compensation Committee does not expect Internal Revenue Service regulations regarding maximum deductibility of executive compensation to have any application to the Company.

Compensation Philosophy and Components. The Company's executive compensation philosophy is to employ, retain and reward executives capable of leading the Company in creating and preserving strong financial performance, increasing the assets of the Company through acquisitions, positioning the Company's assets and business operations for long-term growth opportunities, and enhancing shareholder value. The executive compensation program is intended to provide an overall level of compensation that the Compensation Committee believes, based on its own judgment and experience, is competitive with levels of compensation provided by companies deemed by the Compensation Committee to be comparable for compensation purposes. The companies used for comparisons of compensation levels are not necessarily the same companies included within the index reflected in the Stock Price Performance Graph because certain of those companies are not comparable with the Company or its subsidiaries for compensation purposes due to their size and operating philosophy. The companies which the Company considers to be comparable for compensation purposes are generally publicly traded companies of similar size and growth strategy. The primary components of the Company's executive compensation program are annual cash compensation (salary and bonuses) and long-term incentive compensation (stock options). Executive officer cash compensation is maintained at levels that the Compensation Committee believes, based upon its own judgment and experience, are fair and appropriate in the circumstances and competitive in the marketplace. Stock option grants are deemed by the Compensation Committee to be an appropriate form of long-term incentive necessary to encourage the continuing commitment of the executive officers to the future financial success and growth of the Company in direct alignment with the interests of the shareholders, and to also be fair and appropriate in the circumstances and competitive in the marketplace.

Chief Executive Officer Compensation. In July 2000, the Compensation Committee approved an employment agreement between the Company and Joe R. Davis, Chairman of the Board and Chief Executive Officer. Mr. Davis received a salary of $400,000 and was granted an option to purchase up to 50,000 shares of Common Stock during fiscal 2002 in accordance with the terms of this agreement. Mr. Davis did not receive any bonus compensation during fiscal 2002.

Other Executive Officer Compensation. In July 2000, the Compensation Committee previously approved the employment agreement between the Company and Mr. White. Mr. White's bonus for the employment year ended July 25, 2001 and Mr. Colville's employment agreements were approved by the Compensation Committee during fiscal 2002 as recommended by Mr. Davis based on his subjective determination, including his perception of their respective performance and capability, the potential impact of the individual on the Company, the executive's performance as a team member, the skills and experiences required by the position and the overall performance of the Company. No one of the above factors is considered to be more important than the others.

The Compensation Committee: Gary L. Forbes James H. Limmer Hugh N. West, M.D.

STOCK PRICE PERFORMANCE GRAPH

The following performance graph and table compare the cumulative return on the Company's Common Stock against the cumulative total return of (i) the S&P 500 Index, (ii) the S&P Small Cap 600 Index and (iii) the SP1500 Commercial Print Index. The Company is a component of both the S&P Small Cap 600 and the SP1500 Commercial Print indices. The graph assumes (i) the reinvestment of dividends, if any, and (ii) the value of the investment of the Company's Common Stock and each index to have been $100 at March 31, 1997. The historical performance of the Company's Common Stock reflected below is not necessarily indicative of the Common Stock's future performance.

Comparison of Cumulative Total Return


Total Shareholder Return
250
200
150
100
50
0
DOLLARS
1997
1998
1999
2000
2001
2002
CONSOLIDATED GRAPHICS INC
S&P 500 INDEX
S&P SMALLCAP 600 INDEX
SP1500 COMMERCIAL PRINT

	Year Ended March 31,					
	1997	1998	1999	2000	2001	2002
Consolidated Graphics, Inc.	100	202.18	201.75	44.98	43.67	69.52
S&P 500 Index	100	148.00	175.32	206.77	161.95	162.34
S&P Small Cap 600 Index	100	147.68	119.42	156.08	154.08	187.93
SP1500 Commercial Print Index	100	120.33	99.50	80.49	89.22	115.69

INDEPENDENT PUBLIC ACCOUNTANTS

For the fiscal year ended March 31, 2002, Arthur Andersen LLP served as the Company's independent public accountants and audited the Company's financial statements. The Audit Committee is seeking proposals from several national public accounting firms to provide external audit services for the fiscal year ended March 31, 2003. The Audit Committee expects to complete the selection process prior to the date of the Annual Meeting. Representatives of the selected public accounting firm are expected to be present at the Annual Meeting and be available to respond to appropriate questions.

Audit Fees

The aggregate fees and expenses billed for professional services rendered by the Company's independent public accountants for the audit of the Company's annual financial statements for the fiscal year ended March 31, 2002, and for the reviews of the financial statements included in the Company's quarterly reports on Form 10-Q for that fiscal year, were approximately $207,394.

Financial Information Systems Design and Implementation Fees

The Company's independent public accountants did not perform any financial information system design or implementation work for the Company during the fiscal year ended March 31, 2002.

All Other Fees

The aggregate fees billed for all other professional services rendered by the Company's independent public accountants for the fiscal year ended March 31, 2002 were approximately $2,750. The Audit Committee considered whether, and has determined that, the provision of these services was compatible with maintaining the independence of the independent public accounting firm.

SHAREHOLDER PROPOSALS

Shareholders may present proposals for inclusion in the Company's 2003 proxy statement provided they are received by the Company no later than February 14, 2003, and are otherwise in compliance with applicable SEC regulations. Any other proposal that a shareholder wishes to bring before the Company's 2003 annual meeting must be received by the Company no later than May 1, 2003 to be considered timely. All proposals must comply with applicable SEC regulations and the Company's Restated By-Laws as amended to date, and must be directed to the Secretary of the Company at 5858 Westheimer, Suite 200, Houston, Texas 77057.

GENERAL

Management does not intend to bring any business before the meeting other than the matters referred to in the accompanying notice. If, however, any other matters properly come before the meeting, it is intended that the persons named in the accompanying proxy will vote pursuant to the proxy in accordance with their best judgment on such matters.

OTHER INFORMATION

The cost of solicitation of proxies will be borne by the Company. Proxy cards and materials will also be distributed to beneficial owners of Common Stock through brokers, custodians, nominees and other like parties, and the Company expects to reimburse such parties for their charges and expenses. Proxies may be solicited on our behalf by our directors, officers or employees in person or by telephone, electronic transmission, and facsimile transmission without additional compensation.

The Annual Report to Shareholders, containing the consolidated financial statements of the Company for the fiscal year ended March 31, 2002, accompanies this Proxy Statement.

A COPY OF THE COMPANY'S MOST RECENT ANNUAL REPORT ON FORM 10-K, INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES THERETO, WITHOUT THE ACCOMPANYING EXHIBITS, AS FILED WITH THE SEC WILL BE MADE AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO: CONSOLIDATED GRAPHICS, INC., ATTENTION: INVESTOR RELATIONS, 5858 WESTHEIMER, SUITE 200, HOUSTON, TEXAS 77057. A LIST OF EXHIBITS IS INCLUDED IN THE FORM 10-K, AND EXHIBITS ARE AVAILABLE FROM THE COMPANY UPON THE PAYMENT TO THE COMPANY OF THE REASONABLE COSTS OF FURNISHING THE SAME.

G. Christopher Colville
Secretary

CONSOLIDATED GRAPHICS, INC.

Proxy Solicited on Behalf of Board of Directors

Annual Meeting of Shareholders to be held Wednesday, July 24, 2002

The undersigned hereby appoints Joe R. Davis and G. Christopher Colville, jointly and severally, proxies with full power of substitution and resubstitution and with discretionary authority to represent and to vote, in accordance with the instructions set forth on the reverse, all shares of Common Stock which the undersigned is entitled to vote at the 2002 Annual Meeting of Shareholders of Consolidated Graphics, Inc. to be held at the Inter-Continental Houston, 2222 W. Loop South, Houston, Texas 77027, on Wednesday, July 24, 2002 at 5:00 p.m., Central Daylight Time, and any adjournments thereof. Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the proxies will have authority to vote FOR Item 1 (the election of Class III directors other than any for whom authority to vote is withheld on the reverse) and FOR Item 2. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

IMPORTANT: SIGNATURE REQUIRED ON REVERSE SIDE

Please date, sign and mail your proxy card back as soon as possible!

Annual Meeting of Shareholders
CONSOLIDATED GRAPHICS, INC.

July 24, 2002

Please Detach and Mail in the Envelope Provided

A ☒ **Please mark your votes as in this example.**

	FOR all nominees listed to right except as marked to the contrary	**WITHHOLD AUTHORITY** to vote for all nominees listed to right	
1. To elect three Class III directors to serve on the Company's Board of Directors for terms of three years or until their successors are elected and qualified.	☐	☐	**Nominees:** Joe R. Davis James H. Limmer Hugh N. West, M.D.

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, strike a line through the nominee's name at right.)

	FOR	AGAINST	ABSTAIN
2. To adopt the Third Amendment to the Consolidated Graphics, Inc. Long-Term Incentive Plan (the ''Incentive Plan'') and the related reservation of an additional 600,000 shares of Common Stock to be available for issuance as provided for under the Incentive Plan.	☐	☐	☐

3. To transact such other business as may properly come before the meeting or any adjournments thereof.

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE BOARD OF DIRECTORS AND MAY BE REVOKED PRIOR TO ITS EXERCISE. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE IT WILL BE VOTED "FOR" PROPOSALS 1 AND 2.

WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

SIGNATURE ______________________ ______________________ Date:________, 2002

SIGNATURE IF HELD JOINTLY

NOTE: (If signing as Attorney, Administrator, Executor, Guardian, Trustee or Corporate Officer, please add your title as such.)